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THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

THOMAS WHITE INTERNATIONAL FUND	(Ticker – TWWDX)	September 30, 2009

THIRD QUARTER 2009 COMMENTARY

It was another exceptionally good quarter for equities, as the stock market extended the strong recovery from last fall’s steep decline. For the quarter ending September 30, 2009, the Thomas White International Fund added +18.70%, marginally underperforming the MSCI All Country World ex US Index, which gained +19.69%. The Fund has returned -1.56%, +10.11%, and +5.73% for the trailing three-, five-, and ten-year periods, respectively, as compared to the Fund’s benchmark, which returned -1.24%, +8.10% and +4.04% for the same periods. Since inception, the International Fund has returned +8.19% annualized against +5.41% for the benchmark.

The international equity price recovery that started in early spring of this year gained further strength during the summer and has now carried on to this fall, invigorated by the global economic revival. Benefitting from the depth of the previous decline, the gains over the last six months have been strong enough for the major benchmark indices to deliver the best returns in several decades. Fears about a repeat of last year’s crisis have steadily disappeared and concerns about the sustainability of the recovery continue to ease. Despite the uncertainties that have clouded unemployment figures in the developed economies, signals from most economic indicators have been strong enough to encourage upward revisions of economic growth forecasts for next year.

Successfully avoiding an economic depression through aggressive policy measures, several governments and central banks now have established a framework to address similar crises in the future. Over the last year, the policy initiatives executed across the major economies were broadly similar, and coordinated efforts such as the meeting of the G-20 will likely make these responses more effective in the future. These perceptions have contributed to increased investor confidence and risk appetite, factors that have added to recent gains. Improved liquidity, due to very low returns from cash and money market funds, has also favored equities.

Portfolio Review

Thomas White International Fund’s long-term performance remains intact. Despite growing nearly 27% since the beginning of this year, the Fund continues to slightly lag the benchmark in year-to-date and trailing 12-month returns. This is largely because our portfolio strategies are designed to outperform over the long-term, when equity prices are closely tied to economic fundamentals and reflect the price changes inevitable during normal business cycles, rather than benefitting from short-term volatility. During swift market upswings that follow exaggerated falls, like the current recovery which started in March this year, the more disciplined equity investment strategies tend to get punished. Stocks and markets that experience the most value erosion in earlier periods and carry the most risks usually lead such recoveries. It is no different this year, as the more cyclical businesses with higher balance sheet leverage and smaller market capitalizations have seen the most price gains.

The heightened economic uncertainties and market volatility that persisted for several months since September of last year made us more cautious and disciplined in our portfolio strategies. We considered it prudent to be more guarded as the nature and scale of the financial crisis and the policy responses were unprecedented in recent times. Hence, the Fund’s exposure to riskier stocks and regions, including emerging markets, were reduced. We resisted adding these holdings to the Fund’s portfolio even when their valuations fell dramatically, as the risks were disproportionately high in our view. This judicious portfolio approach led to the Fund’s underperformance against the benchmark during that period. The Fund’s portfolio has since been rebalanced to reflect the easing of risks and volatility, along with the improved economic outlook.

Helped by the continuing improvement in credit markets and repeated upgrades to their earnings outlook, the Fund’s banking and financial services holdings delivered good returns for the quarter. Norwegian financial services group DnB NOR ASA (+52.1%), Israeli banking and financial services group Israel Discount Bank Ltd (+43.9%), and Australian bank Westpac Banking Corp (+42.0%), in addition to European insurers Legal & General Group (+50.2%) and Zurich Financial Services (+35.0%) were among those that gained. The Fund’s industrial and technology holdings, including French glass manufacturer Saint-Gobain SA (+55.2%), electronics manufacturer Samsung Electronics (+48.9%), and Swedish engineering group Sandvik AB (+49.0%), added value on the sustained revival in demand outlook.

The Fund’s holdings in consumer-oriented sectors underperformed during the quarter on the subdued recovery in demand. Game console manufacturer Nintendo Co, Ltd. (-7.3%), Belgian food retailer Delhaize Group (-1.3%), Canadian food retailer Metro Inc. (+0.4%) and communication equipment manufacturer Nokia Oyj (+0.0%) lost value. The dulled prospects of exporters in response to the Yen’s recent gains and the weak scenario in the Japanese economy affected the Fund’s holdings there. Specialty glass manufacturer Nippon Electric Glass (-6.1%), logistics service provider Kamigumi Co. Ltd. (-3.3%) and materials manufacturer Tokuyama Corporation (-0.4%) underperformed.

Outlook

While the outlook for the general global economy and corporate earnings has improved, some risks remain. In our view, current market valuations have factored in vigorous earnings growth for next year. However, we believe much of the possible productivity gains from cost rationalizations have already been achieved. Further growth in earnings, in our opinion, may be possible only from higher top line growth, which will be elusive if consumer spending remains tepid.

Though credit markets have improved, credit availability for small businesses continue to be low in most developed economies as credit standards remain tight. Unable to expand, small businesses are likely to postpone their hiring which could further delay the recovery in labor markets and keep consumer sentiment subdued. It is also possible that demand may slacken when the stimulus measures are withdrawn, as seen in U.S. auto sales figures after the “Cash for Clunkers” program ended. However, the rebuilding of inventory depleted by the stimulus-led boost could offset part of the demand decline.

Over the long term, we expect that the process of deleveraging at the consumer level may restrict demand in developed markets. While the correction of global imbalances, rebalancing of current growth models, and global financial regulation received increased attention at the recent G-20 meeting, political and national sensitivities may delay further progress. In our view, the dollar remains vulnerable, an environment that favors investors in international assets, like the International Fund.

Thank you for your continued commitment to Thomas White International. We at Thomas White continue to believe that prudent investment strategies will deliver superior long-term results. Encouraged by the return of stability in the market, but cognizant of the risks that persist, we remain focused on companies with superior long-term earnings power and lower financial leverage.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com

_________________________________________________________________________________________________

REGIONAL ASSET ALLOCATION	(As of 9/30/09)

[Chart Omitted]

Continental Europe	32.0%
Emerging Markets	24.1%
Japan	15.2%
United Kingdom	11.2%
Pacific x Japan	7.8%
North America	6.1%
Cash	3.6%

__________________________________________________________________________________________________

SECTOR ALLOCATION	(As of 9/30/09)

[Chart Omitted]

Financials	26.0%
Health Care	6.6%
Consumer Staples	8.3%
Consumer Discretionary	12.0%
Industrials	7.9%
Materials	10.3%
Energy	10.3%
Cash	3.6%
Utilities	2.7%
Telecom	6.1%
Technology	6.2%

__________________________________________________________________________________________________

TOP TEN HOLDINGS	(As of 9/30/09)

Company	Country	Industry	Weight

Banco Santander SA	Spain	Banking	2.20%
Samsung Electronics Co Ltd	Korea	Technology	1.72%
Infosys Technologies ADR	India	Technology	1.68%
Novartis AG	Switzerland	Health Care	1.66%
BNP Paribas	France	Banking	1.63%
Asahi Breweries Ltd	Japan	Consumer Staple	1.60%
Dongfeng Motor Group Co	China	Consumer Durables	1.53%
Royal Dutch Shell Plc-B	UK	Energy	1.39%
Intesa SanPaolo	Italy	Banking	1.36%
Zurich Financial Svsc AG	Switzerland	Insurance	1.35%

Top 10 Holdings Weight:	16.12%
Total Number of Holdings: 132

__________________________________________________________________________________________________

PORTFOLIO CHARACTERISTICS	(As of 9/30/09)

	TWWDX	MSCI All Country World ex US*

Price/Earning	15.1x	29.4x
P/E IBES FY1	14.3x	14.3x
Price/Book	1 .8x	1.7x
Dividend Yield	3.0%	3.1%
5yr Earning Growth	14.8%	13.3%
Wtd Avg Mkt Cap	$48.78B	$49.95B
Wtd Median Mkt Cap	$29.40B	$29.29B
Turnover (1 year)	38.20%	-

Market Cap Exposure		*Source: Bank of New York Mellon Corp
Large Cap (over $15 billion)	66.31%
Mid Cap ($1.75-$15 billion)	32.84%
Small Cap (under $1.75 billion)	0.85%

__________________________________________________________________________________________________

AVERAGE ANNUAL RETURNS[1,2]	(As of 9/30/09)

[Chart Omitted]

	3rd Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception June 28, 1994

International Fund	18.70%	26.87%	-0.84%	-1.56%	10.11%	5.73%	8.19%
MSCI All-Country World ex US	19.69%	36.35%	5.88%	-1.24%	8.10%	4.04%	5.41%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

__________________________________________________________________________________________________

YEARLY TOTAL RETURNS[1,2]

Year	TWWDX	MSCI All Country World ex US

2009 YTD	26.87%	36.35%
2008	-43.43%	-45.53%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%
2001	-16.75%	-19.73%
2000	-14.65%	-15.31%
1999	26.31%	30.63%

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhite.com.

2. The MSCI All Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

__________________________________________________________________________________________________

FUND FACTS

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

__________________________________________________________________________________________________

DISTRIBUTED BY	FEES AND EXPENSES[1]

Thomas White Funds Family	Gross Expenses	1.47%
440 South LaSalle Street, Suite 3900	Less reimbursement	(0.00%)
Chicago, Illinois 60605	Net Expenses	1.47%
1-800-811-0535
www.thomaswhite.com
email: info@thomaswhite.com

__________________________________________________________________________________________________

PORTFOLIO MANAGER

[Picture Omitted]

THOMAS S. WHITE, JR.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

__________________________________________________________________________________________________

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in five primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, and Global Equities.

The firm’s portfolios are typically built with 40– 150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.0 billion in assets under management as of September 30, 2009. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub-groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

1. Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets during the current fiscal year.

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THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

THOMAS WHITE AMERICAN OPPORTUNITIES FUND	(Ticker – TWAOX)	September 30, 2009

THIRD QUARTER 2009 COMMENTARY

U.S. equity markets extended their recovery during the third quarter, as the economic outlook steadily improved. For the quarter ending September 30, 2009, the American Opportunities Fund gained +14.75%, underperforming the Russell Midcap Index, which returned +20.62%. The Fund returned -6.95%, +0.51% and +4.81% for the trailing three-, five- and ten-year periods, respectively, as compared to the Fund’s benchmark, which returned -4.07%, +3.89% and +6.05% for the same periods. Since inception, the Fund has gained +4.92% annualized against +6.18% for the benchmark.

The equity price recovery has been persistent due to signs of stability in some of the most important areas of the U.S. economy. Manufacturing, which accounts for more than one-tenth of economic activity in the country, grew for the first time in several months in August. The stimulus programs pushed up demand in select sectors, such as the auto industry. The housing sector is now seeing home prices firming up, with lower mortgage rates and the tax credit for first-time buyers driving an increase in home sales. Higher sales incentives and the renewed availability of consumer credit have stabilized retail sales recently. Consumer sentiment generally remains subdued due to the weak labor market, but has shown some improvement from earlier quarters.

Portfolio Review

Despite returning 14.75% since the beginning of this year, the Fund markedly underperformed the benchmark Russell Midcap Index during the period under review. While we are highly disappointed, we must hasten to add that the Fund’s value-focused portfolio strategy seeks to outperform over long-term economic and business cycles rather than in highly volatile and liquidity-driven periods, as the recent quarters clearly have been. In such phases, disciplined strategies like ours tend to perform below par.

At the height of the financial crisis last year, we pared the Fund’s exposure to riskier stocks to protect the portfolio from excessive downside risks. Many firms were facing serious financial difficulties last year and several of them, especially in the banking and financial services sector, had to be rescued by the government. We considered this strategy prudent at that time due to the severity of the financial crisis and the depth of the economic recession that followed. Our decision to conservatively position the Fund’s portfolio was also affected by the uncertainty surrounding the effectiveness and possible consequences of the unprecedented fiscal and monetary policies that were being implemented.

Throughout the recovery, which started in early spring of 2009, stocks and sectors with higher risks and smaller market capitalizations have led the gains. Some of the best performers in recent months were among the most troubled by the crisis last year. The Fund’s lower returns when compared to the benchmark during this period reflect the portfolio’s relative underweight positions in the riskier sectors and stocks. We have subsequently rebalanced the portfolio as the economic environment has improved and the volatility has abated.

For the second successive quarter, firm energy prices and the sustained improvement in demand outlook helped the energy holdings in the Fund’s portfolio. Besides oil producer Cimarex Energy Co. (+52.9%), oilfield services provider Oil States International Inc. (+45.1%) and downstream equipment manufacturer Cameron International Corp. (+33.6%) were among the best performers for the quarter.

Financial services holdings, including insurance and investment management services firm Lincoln National Corporation (+50.6%), added value on positive revisions to their earnings outlook. The recovery in property prices helped investment trusts HCP, Inc. (+35.6%) and Ventas, Inc. (+28.9%), while equipment manufacturer Terex Corp. (+71.7%) gained on expected demand growth.

Renewed concerns about healthcare reform proposed by the Obama administration affected some of the healthcare holdings in the Fund, including medical equipment manufacturers St. Jude Medical Inc. (-5.1%) and Edward Lifesciences Corporation (+2.8%). Yum Brands, Inc. (+1.3%) was subdued on weak consumer spending, while utilities NSTAR (-0.9%) and Sempra Energy (+0.4%) were the other underperformers for the quarter.

Outlook

Despite the improved economic outlook, consumers remain cautious. They are reducing their debt levels and are saving more money, unlike last year when the savings rate turned negative. However, despite modest signs of improvement in recent retail sales data, consumer spending is restrained by the uncertainties in the job market and stagnant income levels. Consumers are still highly leveraged and it will take some time to repair their household balance sheets. In our view, this will contain revenue growth for most sectors in the coming quarters as the unemployment rate is likely to remain high. Restricted credit availability for small businesses will prevent expansion and new job creation. As it will likely be difficult to sustain the cost efficiencies that supported corporate earnings in recent quarters, the earnings outlook for these businesses may remain subdued.

The prospect of substantially higher fiscal deficits for the next several years has been one of the major factors contributing to the U.S. dollar’s decline against other major currencies. In the short term, we believe the cheaper U.S. currency will help exports and support the manufacturing sector, which continues to struggle in the aftermath of the recession. However, sustained currency devaluation could be harmful as it will reduce the attractiveness of the U.S. as an investment destination. We believe that the rise in fiscal deficits will have to eventually be stopped through increased taxes, although this may reduce the competiveness of domestic businesses.

Demand is still heavily dependent on government stimulus spending and incentives. Some sectors are likely to see demand declines as the incentives are withdrawn, as evidenced by the drop in auto sales after the “Cash for Clunkers” program ended. In our view, premature withdrawal of the stimulus programs remains one of the most significant risks for asset markets at this time. Without disturbing the recovery, the Fed’s challenge will be to discontinue buying treasuries and agency debt, a program that was primarily responsible for holding down mortgage rates and infusing liquidity into the financial system. History reminds us that during the Great Depression and the 1990s Japanese recession, economic recovery stalled and equity prices reverted to earlier lows once stimulus and monetary measures were withdrawn.

Encouraged by the steady recovery, but cognizant of lingering economic risks, we remain disciplined in our investment strategies and continue to emphasize firms with mature businesses and lower balance sheet leverage.

As always, we thank you for your continued commitment to Thomas White International.

To Contact the Thomas White Funds, please call 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

__________________________________________________________________________________________________

PORTFOLIO WEIGHTINGS	(As of 9/30/09)

[Chart Omitted]

Financials	22.7%
Health Care	7.3%
Consumer Staples	5.9%
Consumer Discretionary	17.2%
Industrials	9.4%
Materials	5.7%
Energy	7.0%
Cash	2.3%
Utilities	9.1%
Telecom	2.5%
Technology	10.9%

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TOP TEN HOLDINGS	(As of 9/30/09)

Company	Industry	Weight

Conagra Foods Inc	Consumer Staple	2.68%
Cameron Intl Corp	Energy	2.56%
CACI International Inc	Technology	2.20%
Commerce Bancshares Inc	Banking	2.00%
Realty Income Corp	Financial Diversified	1.94%
Northern Trust	Financial Diversified	1.94%
Reynolds American Inc	Consumer Staple	1.85%
J.C. Penney Co Inc	Consumer Retail	1.62%
WW Grainger Inc	Services	1.61%
HCP Inc	Financial Diversified	1.51%

Top 10 Holdings Weight:		19.91%
Total Number of Holdings: 87

YEARLY TOTAL RETURNS[1,2]

Year	TWAOX	Russell Midcap Index

2009 YTD	14.50%	32.63%
2008	-36.55%	-41.46%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%
2001	6.12%	-5.62%
2000	5.24%	8.25%

__________________________________________________________________________________________________

PORTFOLIO CHARACTERISTICS	(As of 9/30/09)

	TWAOX	Russell MidCap Index*

P/E (Excluding Neg. Earnings)	15.5x	17.4x
P/E IBES FY1	16.5x	15.3x
Price/Book	1 .8x	1.9x
Dividend Yield	2.2%	1.7%
5yr Earning Growth	16.3%	8.3%
WtdAvgMktCap	$6.35B	$5.88B
Wtd Median Mkt Cap	$4.58B	$5.28B
Turnover (1 year)	66.77%	-

Market Cap Exposure		*Source: Bank of New York Mellon Corp
Large Cap (over $15 billion)	5.64%
Mid Cap ($1.75-$15 billion)	88.34%
Small Cap (under $1.75 billion)	6.02%

__________________________________________________________________________________________________

AVERAGE ANNUAL RETURNS[1,2]	(As of 9/30/09)

[Chart Omitted]

	3rd Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception March 4, 1999

American Opportunities Fund	14.75%	14.50%	-15.57%	-6.95%	0.51%	4.81%	4.92%
Russell Mid Cap Index	20.62%	32.63%	-3.55%	-4.07%	3.89%	6.05%	6.18%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please cal 1-800-811-0535 to obtain performance data as of the most recent month-end.

__________________________________________________________________________________________________

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhite.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measures the performance of the 1,000 largest US companies based on total market capitalization. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

__________________________________________________________________________________________________

FUND FACTS

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days

__________________________________________________________________________________________________

DISTRIBUTED BY	FEES AND EXPENSES[1]

Thomas White Funds Family	Gross Expenses	1.51%
440 South LaSalle Street, Suite 3900	Less reimbursement	(0.16%)
Chicago, Illinois 60605	Net Expenses	1.35%
1-800-811-0535
www.thomaswhite.com
email: info@thomaswhite.com

__________________________________________________________________________________________________

PORTFOLIO MANAGER

[Picture Omitted]

THOMAS S. WHITE, JR.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds.

Mr. White has over 40 years of investment experience, commencing in 1966 when began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and later worked for Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Global Investment Team is supported by the firm’s security analysts who produce investment research covering nearly 4,500 companies in over 45 countries around the world.

__________________________________________________________________________________________________

THOMAS WHITE INTERNATIONAL FIRM OVERVIEW

Thomas White International employs a relative value methodology and analyzes companies based on a very broad set of fundamental criteria. Its disciplined investment approach has been successful in adding considerable value through security selection, independent of the value added from emerging markets exposure.

The firm was established to spread its investment research across multiple domestic and international equity classes. Thomas White International manages separate accounts in five primary equity styles, which share a common value investment philosophy and process. These equity styles include U.S. Large-Cap, U.S. Mid-Cap, U.S. Small-Cap, International, and Global Equities.

The firm’s portfolios are typically built with 40– 150 securities, depending on the equity style, and exhibit moderate tracking error. Despite the firm’s emphasis on relative valuation, all portfolios are designed to maintain a style- neutral orientation.

Organization

Thomas White International, a Chicago-based asset management and equity research firm founded in 1992, had $1.0 billion in assets under management as of September 30, 2009. The firm is employee-owned with significant concentration of ownership among the most senior investment professionals, and fosters a strong investment culture, while maintaining high standards of compliance and commitment.

All of the firm’s employees are invested in its products. However, employees are restricted from investing in individual securities. Investment professionals may earn part of their total compensation through bonuses. Bonuses are based on each individual’s overall contribution to the firm.

Investment Process

Thomas White International is well-known for having a research-driven culture, as its data intensive, fundamental research serves as the foundation of the firm’s investment process.

The firm performs its global equity research on a stock universe of over 4,500 developed and emerging market companies based on industry/country specific sub-universe valuation groups. Through these sub¬groups, the firm’s analysts perform quantitative investment research on the most attractively valued securities, including an assessment of accounting and management.

Following the analysts’ quantitative research and assessment, companies are then grouped into rankings based on their expected relative returns.

The most attractive companies are then subject to additional qualitative analysis, where the team focuses on the quality of accounting and management. Securities are purchased if the qualitative analysis verifies the portfolio manager’s assessment that the stock will return to fair value.

Given the firm’s bottom-up orientation, position weightings are primarily the result of research ranking strength. This may cause a portfolio to vary in terms of sector and country exposures when compared to its benchmark. Typically, this deviation is more pronounced for country weightings than for sector allocation.

For the International and Global Equity products, the portfolio manager maintains the latitude to invest in emerging market equities, which have proven to be a notable source of performance.

__________________________________________________________________________________________________

1. Gross Expenses are based on the most recent prospectus. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets during the current fiscal year.  In the absence of this reimbursement, performance would have been lower.